                                      FORM 10-Q

                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

(Mark One)

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                     For the quarterly period ended June 30, 1996

                                          OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                For the transition period from ________ to ___________

                           Commission file number: 1-11144


                            REGENCY HEALTH SERVICES, INC.

State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization                              Identification No.)

    DELAWARE                                                  33-0210226


                            Regency Health Services, Inc.
                                   2742 Dow Avenue
                              Tustin, California  92780
                                     714-544-4443


    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes   X  No ____

    Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

    Title                                                       Outstanding
    -----                                                       -----------
Common Stock                                                    16,173,695

                          PART I.     FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS.


                            REGENCY HEALTH SERVICES, INC.
                             CONSOLIDATED BALANCE SHEETS
                           (In thousands, except par value)

                                        ASSETS


                                                                     JUNE 30,       DECEMBER 31,
                                                                      1996            1995
                                                                  -----------      ------------
                                                                   (Unaudited)
CURRENT ASSETS:
    Cash and cash equivalents                                     $  66,900         $ 104,238
    Restricted cash                                                   4,400                 -
    Accounts receivable, net of allowances of $4,150 at
      June 30, 1996 and $3,757 at December 31, 1995                  79,737            54,050
    Notes and other receivables                                       1,369             2,182
    Deferred income taxes                                             5,447             5,447
    Assets held for sale                                              7,640             8,970
    Other current assets                                              8,046             6,396
                                                                  ---------         ---------

            Total current assets                                    173,539           181,283
                                                                  ---------         ---------

PROPERTY AND EQUIPMENT:
    Land                                                             21,281            21,249
    Buildings and improvements                                      101,432            96,396
    Leasehold interest - other                                       17,554            17,556
    Leasehold interest - related party                                2,075             2,075
    Equipment                                                        29,384            24,610
                                                                  ---------         ---------

                                                                    171,726           161,886
    Less - accumulated depreciation and amortization                (39,131)          (34,679)
                                                                  ---------         ---------

            Total property and equipment                            132,595           127,207
                                                                  ---------         ---------

OTHER ASSETS:
    Mortgage notes receivable, net of allowances of $949 at
      June 30, 1996 and $951 at December 31, 1995                     4,651             5,163
    Goodwill, net of accumulated amortization of $2,023 at
      June 30, 1996 and $563 at December 31, 1995                    57,951            13,621
    Other assets, net of accumulated amortization of $3,323 at
      June 30, 1996 and $2,206 at December 31, 1995                  31,201            15,697
                                                                  ---------         ---------

            Total other assets                                       93,803            34,481
                                                                  ---------         ---------

                                                                   $399,937         $ 342,971
                                                                  ---------         ---------
                                                                  ---------         ---------





The accompanying notes are an integral part of these consolidated financial statements.

                            REGENCY HEALTH SERVICES, INC.
                        CONSOLIDATED BALANCE SHEETS (CONTINUED)
                           (In thousands, except par value)

                         LIABILITIES AND STOCKHOLDERS' EQUITY



                                                                     June 30,       December 31,
                                                                      1996            1995
                                                                  -----------      ------------
                                                                   (Unaudited)
CURRENT LIABILITIES:
    Current portion of long-term debt                             $  51,438            $4,371
    Accounts payable                                                 24,748            22,285
    Accrued expenses                                                  4,828             5,946
    Accrued compensation                                             21,023            18,051
    Accrued workers' compensation                                     4,892             5,377
    Deferred revenue                                                  1,428             1,743
    Accrued interest                                                  4,197             4,231
                                                                  ---------         ---------

          Total current liabilities                                 112,554            62,004


LONG-TERM DEBT, NET OF CURRENT PORTION                              183,607           179,615
OTHER LIABILITIES AND NONCURRENT RESERVES                            11,878            13,017
DEFERRED INCOME TAXES                                                10,414             7,946
                                                                  ---------         ---------

          Total liabilities                                         318,453           262,582
                                                                  ---------         ---------
OMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
    Common stock, $.01 par value; authorized - 35,000
      shares; 16,174 and 16,670 shares issued and outstanding
      at June 30, 1996 and December 31, 1995, respectively              167               167
    Additional paid-in capital                                       51,972            56,679
    Retained earnings                                                29,345            23,543
                                                                  ---------         ---------

          Total stockholders' equity                                 81,484            80,389
                                                                  ---------         ---------

                                                                  $ 399,937         $ 342,971
                                                                  ---------         ---------
                                                                  ---------         ---------




The accompanying notes are an integral part of these consolidated financial statements.

                            REGENCY HEALTH SERVICES, INC.
                        CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share amounts)


                                                                                   THREE MONTHS ENDED           SIX MONTHS ENDED
                                                                                         JUNE 30,                    JUNE 30,
                                                                                  ----------------------      ---------------------
                                                                                    1996         1995           1996         1995
                                                                                    ----         ----           ----         ----

                                                                                       (Unaudited)                 (Unaudited)
NET OPERATING REVENUE                                                            $137,632      $99,766        $267,595    $197,314
                                                                                ---------    ---------       ---------   ---------

COSTS AND EXPENSES:
    Operating expenses                                                            112,567       80,881         218,693     159,853

    Corporate general and administrative                                            5,617        4,450          11,680       9,698

    Rent expense                                                                    6,178        4,205          11,690       8,358

    Depreciation and amortization                                                   3,836        2,336           7,186        4,622

    Interest expense                                                                4,194        1,925           8,346        3,835

    Class action suit settlement                                                        -        3,098               -        3,098
                                                                                ---------    ---------       ---------    ---------

       Total costs and expenses                                                   132,392       96,895         257,595     189,464
                                                                                ---------    ---------       ---------   ---------

INCOME BEFORE PROVISION FOR INCOME TAXES                                            5,240        2,871          10,000       7,850
PROVISION FOR INCOME TAXES                                                          2,175        1,091           4,198       2,983
                                                                                ---------    ---------       ---------   ---------

NET INCOME                                                                       $  3,065     $  1,780        $  5,802    $  4,867
                                                                                ---------    ---------       ---------   ---------
                                                                                ---------    ---------       ---------   ---------



INCOME PER COMMON SHARE:

    Primary                                                                      $   0.19     $   0.11        $   0.35    $   0.29
                                                                                ---------    ---------       ---------   ---------
                                                                                ---------    ---------       ---------   ---------

    Fully diluted                                                                $   0.18     $   0.11        $   0.33    $   0.29
                                                                                ---------    ---------       ---------   ---------
                                                                                ---------    ---------       ---------   ---------


WEIGHTED AVERAGE SHARES OF COMMON STOCK
    AND EQUIVALENTS:
    Primary                                                                        16,382       16,600          16,617      16,594
                                                                                ---------    ---------       ---------   ---------
                                                                                ---------    ---------       ---------   ---------

    Fully diluted                                                                  20,341       20,567          20,573      20,548
                                                                                ---------    ---------       ---------   ---------
                                                                                ---------    ---------       ---------   ---------




The accompanying notes are an integral part of these consolidated financial statements.

                            REGENCY HEALTH SERVICES, INC.
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    (in thousands)




                                                                        SIX MONTHS ENDED
                                                                             JUNE 30,

                                                                      1996              1995
                                                                     -----             ----
                                                                           (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                     $  5,802          $  4,867
    Adjustments to reconcile net income to
     net cash provided by (used in) operating activities:
      Depreciation and amortization                                   7,186             4,622
      Deferred income taxes and charge in lieu of taxes               2,468             1,252
      Other, net                                                        296                 2
      Change in cash from changes in assets and liabilities,
          excluding effects of acquisitions and dispositions:
          Accounts receivable                                       (24,158)           (1,359)
          Other current assets                                          335               234
          Current and other liabilities                               2,033             3,418
                                                                  ---------         ---------

        Net cash provided by (used in) operating activities          (6,038)           13,036
                                                                  ---------         ---------

 CASH FLOWS FROM INVESTING ACTIVITIES:

    Proceeds from mortgage notes receivable                             109                87
    Acquisitions                                                    (48,183)               --
    Purchases of property and equipment                              (5,600)           (7,829)
    Changes in other assets, net                                     (5,823)            1,242
                                                                  ---------         ---------

        Net cash used in investing activities                       (59,497)           (6,500)
                                                                  ---------         ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Payments on long-term debt                                       (4,898)           (2,727)
    Proceeds from exercise of warrants and options                      232                99
    Proceeds from exercise of stock appreciation rights                  --               615
    Purchase of treasury stock                                       (5,082)               --
    Workers' compensation trust funding                             (10,637)               --
    Proceeds from issuance of long-term debt                         48,582             1,066
                                                                  ---------         ---------

        Net cash provided by (used in) financing activities          28,197              (947)
                                                                  ---------         ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                (37,338)            5,589

CASH AND CASH EQUIVALENTS, beginning of period                      104,238            25,677
                                                                  ---------         ---------

CASH AND CASH EQUIVALENTS, end of period                         $   66,900        $   31,266
                                                                  ---------         ---------
                                                                  ---------         ---------


SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

    During the six months ended June 30, 1995, $20,000 of the Company's Convertible Subordinated Debentures were converted into 1,616 shares of common stock.

                The accompanying notes are an integral part of these
                          consolidated financial statements.

                            REGENCY HEALTH SERVICES, INC.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                     (UNAUDITED)



1.      BASIS OF PRESENTATION

        The unaudited consolidated financial statements and related notes have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have not been presented. The accompanying unaudited financial statements and related notes should be read in conjunction with the consolidated financial statements and related notes included in Regency Health Services, Inc.'s ("Regency" or the "Company") 1995 Annual Report on Form 10-K.

        In the opinion of the management of Regency, all material adjustments necessary to present fairly the Company's financial condition, results of operations, and changes in financial position have been made. All material intercompany balances, profits, and transactions have been eliminated. The consolidated results of operations presented are not necessarily indicative of the consolidated results for a full year.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Certain amounts in the 1995 financial statements have been reclassified to conform to the 1996 presentation.

2.      ACQUISITIONS

        Effective January 2, 1996, the Company completed the acquisition of the assets of Assist-A-Care, a pharmacy located in San Diego, California. The purchase price was $5.8 million, comprised of $3.2 million cash and a $2.6 million note payable.

        Effective February 1, 1996, the Company acquired leasehold interests in 18 health care facilities in Tennessee and North Carolina with 2,375 beds from Liberty Healthcare Limited Partnership ("Liberty") through an asset purchase for
$39.3 million cash and a note payable for $2.2 million.   The Company also
acquired Executive Pharmacy with a $763,000 note payable and an enteral feeding business for $1.5 million cash from businesses affiliated with Liberty. In addition, the Company paid $400,000 cash for the inventory of Liberty. A portion of the purchase was funded with notes payable, which may be reduced as a result of certain seller liabilities and audit adjustments. Escrow accounts established at the time of purchase were funded with $2.96 million for payment on the notes payable and are included in other assets on the accompanying consolidated balance sheet as of June 30, 1996.

        On April 1, 1996, the Company completed the acquisition of the assets of Buena Vista Nursing Center ("Buena Vista"), a health care facility with 64 skilled nursing beds and 22 assisted living beds, located in Lexington, North Carolina. The purchase price was $2.875 million, consisting of $2.675 million in cash and a $200,000 note payable. Payment of the note is dependent upon Buena Vista attaining certain financial performance targets.

        These transactions were accounted for using the purchase method of accounting under generally accepted accounting principles. Revenues and expenses are included in the accompanying financial statements subsequent to the purchase date. The purchase price allocation related to these transactions has not yet been finalized.

        The following unaudited pro forma condensed consolidated statements of earnings present the summarized consolidated results of operations of the Company after giving effect to the acquisitions of Liberty and Liberty-affiliated businesses for the six months ended June 30, 1996 and 1995, as if such acquisitions had been consummated on January 1, 1995 (in thousands, except per share data):


                                                            SIX MONTHS ENDED
                                                                 JUNE 30,
                                                      -------------------------
                                                          1996          1995
                                                      -----------   -----------
                                                               (Unaudited)

        Net operating revenue                          $ 274,401     $ 237,113
        Total costs and expenses                         263,820       228,813
                                                      ----------    ----------
        Income before provision for income taxes          10,581         8,300
        Provision for income taxes                         4,442         3,163
                                                      ----------    ----------

        Net income                                     $  6,139      $   5,137
                                                      ----------    ----------
                                                      ----------    ----------

        Income per common share -

             Primary                                   $   0.37      $    0.31
                                                      ----------    ----------
                                                      ----------    ----------

             Fully diluted                             $   0.35      $    0.30
                                                      ----------    ----------
                                                      ----------    ----------


        The pro forma results are presented for informational purposes only and are not necessarily indicative of what results of operations actually would have been had such acquisitions been consummated at the beginning of such period or of future operations or results. The effect of the other acquisitions is immaterial.

3.      DISPOSITIONS

        On March 1, 1996, the Company disposed of a 98-bed facility in Lynwood, California resulting in a $182,000 charge against the reserve established in the fourth quarter 1995.

4.      WORKERS' COMPENSATION CLAIMS TRUST

        In 1995, the Company established a revocable workers' compensation claims trust ("Trust") to pre-fund its workers' compensation obligations. The Trust was funded in March 1996 with approximately $10.6 million from available cash. Of the remaining $9.2 million in the Trust at June 30, 1996, $4.4 million was classified as current restricted cash and $4.8 million was classified as other long-term assets.

5.      ISSUANCE OF SUBORDINATED NOTES

        On June 28, 1996, the Company issued 12 1/4% Subordinated Notes (the "Subordinated Notes") in an aggregate amount of $50 million. Interest on the Notes will be payable semi-annually on January 15 and July 15 of each year, commencing January 15, 1997. The Subordinated Notes will mature on July 15, 2003, unless previously redeemed. Net proceeds received by the Company totaled approximately $48.4 million and funded the redemption of the Company's outstanding 6 1/2% Convertible Subordinated Debentures due 2003 (the "Convertible Subordinated Debentures") on July 29, 1996 (see Note 7 - Subsequent Event). The Subordinated Notes contain certain covenants similar to the 9-7/8% Senior Subordinated Notes, including limitations on the ability of the

Company to, among other things, (a) incur additional indebtedness and issue redeemable preferred stock, (b) sell equity interests in subsidiaries, (c) make certain restricted payments (as defined), (d) create liens, and (e) engage in mergers, consolidations or transfers of substantially all of the assets of the Company to another party.

6.      NET INCOME PER SHARE

        For the three and six months ended June 30, 1996 and 1995, primary income per share was calculated based on the weighted average number of common and common equivalent shares outstanding during the periods. For the three and six months ended June 30, 1996 and 1995, fully diluted income per share was computed as described above and includes the issuance of common shares upon the assumed conversion of the Convertible Subordinated Debentures. Additionally, interest and amortization of underwriting costs related to such debentures were added, net of tax, to income for the purpose of calculating fully diluted income per share. Such amounts aggregated $496,000 and $509,000 for the three months ended June 30, 1996 and 1995, respectively, and $984,000 and $1,019,000 for the six months ended June 30, 1996 and 1995, respectively.

7.      SUBSEQUENT EVENT

        On July 29, 1996, the Company completed the redemption of all $48.9 million of its outstanding Convertible Subordinated Debentures for cash at such amount. The redemption was financed through the issuance of the Subordinated Notes and available cash. The redemption reduces fully diluted shares by 3.9 million shares. The full amount of outstanding Convertible Subordinated Debentures is recorded in the current portion of long-term debt at June 30, 1996.

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

        The following table sets forth certain operating data for the Company on the dates indicated:


                                                                 JUNE 30,
                                                          ---------------------
                                                            1996         1995
                                                           ------       ------
        In-patient operations
            Facilities. . . . . . . . . . . . . . . . .      112            93
            Licensed beds . . . . . . . . . . . . . . .   11,541         9,134
            Subacute beds . . . . . . . . . . . . . . .    1,108         1,028
            Subacute units. . . . . . . . . . . . . . .       46            43

        Contract rehabilitation therapy operations(1)
             Non-affiliated facilities served . . . . .       86            --
             Regency operated facilities served . . . .       49            --
                                                           ------         -----
                      Total . . . . . . . . . . . . . .      135            --
                                                           ------         -----
                                                           ------         -----

        Pharmacy operations
            Non-affiliated facilities served  . . . . .       76             5
            Regency operated facilities served. . . . .       60            34
                                                           ------         -----
                      Total . . . . . . . . . . . . . .      136            39
                                                           ------         -----
                                                           ------         -----

__________________

(1) The Company did not provide contract rehabilitation therapy services until the acquisition of SCRS & Communicology, Inc. ("SCRS") in July 1995.


IN-PATIENT OPERATIONS

        The Company's in-patient operations derive its net operating revenue from the performance of routine and ancillary services at the Company's facilities. Revenue from routine services is comprised of charges for room and board and basic nursing services for the care of patients, including those in the Company's subacute specialty units. Revenue from ancillary services is comprised of charges for rehabilitative services, subacute specialty services, and pharmaceutical products and services provided to patients at the Company's facilities. In-patient operations derive most of its ancillary services revenue from Medicare- and HMO-eligible patients. The Company has classified revenue from in-patient operations as either basic nursing care revenue or subacute revenue. Basic nursing care revenue includes charges for room and board for non-Medicare and non-HMO patients. Subacute revenue includes room and board and basic nursing services for Medicare and HMO patients and revenues from all ancillary services provided to patients at the Company's facilities.

        The Company's growth strategy includes the selective acquisition of both new facilities as well as other service providers. The Company incurs certain costs and experiences operating inefficiencies in connection with the acquisition of a new facility following such acquisition, relating to the integration of such facility's financial and administrative systems, physical plant and other aspects of its operations into those of the Company. In addition, the introduction of a substantial portion of the Company's contract rehabilitation therapy, pharmacy and other ancillary services to a new facility may take as long as 12 months to fully implement. There can be no assurance that each of the service providers the Company may acquire will be profitable, or that the acquisition of new facilities that result in significant integration costs and inefficiencies will not adversely affect the Company's profitability.

        During the fourth quarter of 1995 the Company exchanged leasehold interests in three healthcare facilities with 360 beds in New Mexico for leasehold interests in four healthcare facilities with 461 beds in Ohio previously operated by another company. In October 1995, the Company also opened a newly constructed facility and disposed of one additional facility.

        In December 31, 1995, the Company determined to dispose of 13 facilities located in California as part of its strategic plan of diversifying from the California Medicaid system ("Medi-Cal"). The results of operations of these facilities will continue to be reflected in the Company's financial statements until the disposition is completed. In March 1996, the Company disposed of one of the thirteen facilities with 98 beds.

        Effective February 1, 1996, the Company acquired 18 healthcare facilities with 2,375 beds in Tennessee and North Carolina (see Note 2 to the Consolidated Financial Statements).

        In addition, effective April 1, 1996, the Company acquired 1 healthcare facility in North Carolina with 86 beds.

ANCILLARY BUSINESSES OPERATIONS

        In July 1995, the Company acquired SCRS which provides rehabilitation services to Company-operated and non-affiliated healthcare facilities in 14 states in the West, Midwest, and Southeast. In the second quarter 1996, 65% of SCRS revenues were derived from providing services to non-affiliated healthcare providers.

        The Company's pharmacy operations provide prescription services and basic pharmaceutical dispensing programs to Company and third party healthcare facilities. During the first six months of 1996 and 1995, 65% and 55%, respectively, of revenues from pharmacy operations were derived from providing services to non-affiliated healthcare providers and patients at Regency facilities billed directly to third-party payors. In January and February of 1996, the Company acquired three additional pharmacy operations (see Note 2 to the Consolidated Financial Statements).

        The Company's 29 home healthcare locations provide skilled nursing, rehabilitation and other services in selected areas in California and Ohio.


        The acquisitions occurring in the first and second quarters 1996 are collectively referred to as the "1996 Acquisitions."

RESULTS OF OPERATIONS

    The following table sets forth the amounts of certain elements of net operating revenue and the percentage of total net operating revenue for the periods presented:


                                                                                              THREE MONTHS ENDED JUNE 30,
                                                                                              ---------------------------
                                                                                            1996                        1995
                                                                                            ----                        ----
                                                                                                 (dollars in thousands)
Basic nursing care . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $70,660           51%        $58,443          59%
Subacute . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     42,915           32          31,425          31
                                                                                ---------        -----       ---------        ----
    Total in-patient operations. . . . . . . . . . . . . . . . . . . . . . . .    113,575           83          89,868          90
Home healthcare operations . . . . . . . . . . . . . . . . . . . . . . . . . .      8,856            6           7,529           7
Contract rehabilitation therapy operations to
     non-affiliates (1). . . . . . . . . . . . . . . . . . . . . . . . . . . .      9,292            7              --          --
Pharmacy operations to non-affiliates (2). . . . . . . . . . . . . . . . . . .      5,379            4           1,755           2
Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        530           --             614           1
                                                                                ---------        -----       ---------        ----
     Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $137,632          100%       $ 99,766         100%
                                                                                ---------        -----       ---------        ----
                                                                                ---------        -----       ---------        ----

(1) Net of intercompany billings of $4,962,000 for the three months ended June 30, 1996.
(2) Net of intercompany billings of $2,880,000 and $1,426,000 for the three months ended June 30, 1996 and 1995, respectively.


                                                                                              SIX MONTHS ENDED JUNE 30,
                                                                                              ---------------------------
                                                                                            1996                        1995
                                                                                            ----                        ----
                                                                                                 (dollars in thousands)
Basic nursing care . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $137,257           51%       $115,719          58%
Subacute . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     84,410           32          62,751          32
                                                                                  --------          ----      ---------         ----
     Total in-patient operations . . . . . . . . . . . . . . . . . . . . . . .    221,667           83         178,470          90
Home healthcare operations . . . . . . . . . . . . . . . . . . . . . . . . . .     17,548            6          14,443           7
Contract rehabilitation therapy operations to
     non-affiliates (1). . . . . . . . . . . . . . . . . . . . . . . . . . . .     16,755            6              --          --
Pharmacy operations to non-affiliates (2). . . . . . . . . . . . . . . . . . .     10,105            4           3,287           2
Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,520            1           1,114           1
                                                                                  --------          ----      ---------         ----
     Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $267,595          100%       $197,314         100%
                                                                                  --------          ----      ---------         ----
                                                                                  --------          ----      ---------         ----


(1) Net of intercompany billings of $7,890,000 for the six months ended June 30, 1996.
(2) Net of intercompany billings of $5,352,000 and $2,678,000 for the six months ended June 30, 1996 and 1995, respectively.

    The following table sets forth certain operating data for the Company for the periods presented:



                                  THREE MONTHS ENDED                      SIX MONTHS ENDED
                                       JUNE 30,                                JUNE 30,
                             --------------------------------     -------------------------------
                             1996                   1995             1996                 1995
                              ----                   ----             ----                 ----
Patient Days by Payor:
     Medicare                 79,733                 62,382         156,060              125,051
     Private/Other           191,264                171,686         373,923              342,926
     Managed Care             27,593                 23,221          59,643               47,657
     Medicaid                635,352                474,161       1,202,522              940,689
                            --------               --------      ----------           ----------
          Total              933,942                731,450       1,792,148            1,456,323
                            --------               --------      ----------           ----------
                            --------               --------      ----------           ----------

Home Health Visits            70,307                 66,017         145,284              128,031
Home Health Hours            109,171                101,336         215,049              168,741

Revenue Mix:
     Medicare                  29.9 %                 33.4 %          30.4 %               32.9 %
     Private/Other             23.9 %                 20.3 %          23.9 %               20.4 %
     Managed Care               4.9 %                  5.2 %           5.5 %                5.6 %
     Medicaid                  41.3 %                 41.1 %          40.2 %               41.1 %




        The following table presents the percentage of net operating revenue represented by certain items reflected in the Company's Consolidated Statements of Operations for the periods presented:




                                          THREE MONTHS ENDED               SIX MONTHS ENDED
                                               JUNE 30,                         JUNE 30,
                                      -------------------------     -------------------------------
                                         1996           1995           1996                 1995
                                          ----           ----           ----                 ----
                                               (Unaudited)                     (Unaudited)
NET OPERATING REVENUE                      100.0 %      100.0 %         100.0 %              100.0 %
                                        ---------     --------        --------             --------

COSTS AND EXPENSES:
Operating expenses                          81.8         81.1            81.7                 81.0
Corporate general and administrative         4.1          4.5             4.4                  4.9
Rent expense                                 4.5          4.2             4.4                  4.2
Depreciation and amortization                2.8          2.3             2.7                  2.3
Interest expense                             3.0          1.9             3.1                  2.0
Class action lawsuit settlement              0.0          3.1             0.0                  1.6
                                        ---------     --------        --------             --------

     Total costs and expenses               96.2         97.1            96.3                 96.0
                                        ---------     --------        --------             --------

INCOME BEFORE PROVISION FOR
INCOME TAXES                                 3.8 %        2.9 %           3.7 %                4.0 %
                                        ---------     --------        --------             --------
                                        ---------     --------        --------             --------


QUARTER COMPARISON 1996 TO 1995

NET OPERATING REVENUE

    The Company's net operating revenue for the three months ended June 30, 1996 ("Second Quarter 1996") was $137.6 million compared to $99.8 million for the three months ended June 30, 1995 ("Second Quarter 1995"), an increase of $37.8 million or 38.0%.

    Net operating revenue from in-patient operations increased $23.7 million, or 26.4%, to $113.6 million from $89.9 million primarily due to the 1996 acquisition of 18 in-patient facilities and, on a same store basis, a shift in payor mix from Medicaid (42.8% to 41.2%) and private (14.7% to 12.9%) to Medicare (30.3% to 31.4%) and managed care (5.9% to 6.9%), partially offset by a slight decrease in total patient days. The 18 in-patient facilities acquired by the Company in February 1996 contributed $20.9 million of net operating revenue during Second Quarter 1996. On a same store basis, the average increase in reimbursement rates per patient day was 5.7% from Second Quarter 1995 and was primarily due to providing services to higher acuity patients. The Company experienced a 0.4% net decrease in total patient days in Second Quarter 1996 from Second Quarter 1995 on a same store basis, consisting of a decrease of 3,402 and 7,960 from Medicaid and private and other sources, respectively, and an increase of 3,830 and 4,447 from Medicare and managed care, respectively.

     Net operating revenue from home healthcare operations grew $1.3 million to $8.9 million, or 17.6% in Second Quarter 1996 over Second Quarter 1995, primarily reflecting an increase in patient visits to 70,307 in Second Quarter 1996 from 66,017 in Second Quarter 1995 and an increase in treatment hours to 109,171 in Second Quarter 1996 from 101,336 in Second Quarter 1995. Net operating revenue from pharmacy operations to non-affiliates increased $3.6 million or 206.5% in Second Quarter 1996 over Second Quarter 1995, primarily due to the acquisition of Assist-A-Care in January 1996 and Executive Pharmacy in February 1996 (collectively, the "Pharmacy Acquisitions"). Net operating revenue from the Pharmacy Acquisitions for Second Quarter 1996 was $2.9 million. Net operating revenue from contract rehabilitation therapy operations to non-affiliates was $9.3 million in Second Quarter 1996 and was a result of the purchase of SCRS in July 1995. The Company had no net operating revenue from contract rehabilitation therapy operations in the Second Quarter 1995.

COSTS AND EXPENSES

    Total costs and expenses for Second Quarter 1996 increased $35.5 million, or 37%, to $132.4 million (96.2% of net operating revenue) from $96.9 million (97.1% of net operating revenue) for Second Quarter 1995.

    Operating expenses as a percentage of net operating revenue increased to 81.8% for Second Quarter 1996, from 81.1% for Second Quarter 1995. The increase resulted from the incurrence of increased labor costs in the in-patient operations while reimbursement rates per patient day for room and board charges remained relatively flat for the Medi-Cal and Medicare systems.

    Corporate general and administrative expense is the corporate overhead and regional costs related to the supervision of operations. This expense decreased as a percentage of net operating revenue to 4.1% for Second Quarter 1996 from 4.5% in Second Quarter 1995. The decrease as a percentage of revenues is attributed to achieving economies of scale through acquisition and same store growth.

    Rent expense as a percentage of net operating revenue increased to 4.5% in Second Quarter 1996 from 4.2% in Second Quarter 1995 primarily due to the 1996 Acquisitions.

    Depreciation and amortization expense as a percentage of net operating revenue increased to 2.8% in Second Quarter 1996 from 2.3% in Second Quarter 1995 primarily due to goodwill amortization related to the purchase of SCRS in July 1995 and the 1996 Acquisitions.

    Interest expense as a percentage of net operating revenue increased to 3.0% in Second Quarter 1996 from 1.9% in Second Quarter 1995 primarily due to the Company issuing the 9-7/8% Senior Subordinated Notes (the "Senior Subordinated Notes") in October 1995 partially offset by the repayment of the 8.1% Senior Secured Notes in that month.

    Pursuant to the settlement of a class action lawsuit, the Company recorded a charge of $3.1 million in Second Quarter 1995. The amount represents the Company's portion of the settlement, together with related legal fees and other costs.

SIX MONTHS COMPARISON 1996 TO 1995

NET OPERATING REVENUE

    The Company's net operating revenue for the six months ended June 30, 1996 ("Six Months 1996") was $267.6 million compared to $197.3 million for the six months ended June 30, 1995 ("Six Months 1995"), an increase of $70.3 million or 35.6%.

    Net operating revenue from in-patient operations increased $43.2 million, or 24.2%, to $221.7 million from $178.5 million due to the 1996 acquisition of 18 in-patient facilities and, on a same store basis, a shift in payor mix from Medicaid (42.8% to 40.4%) and private (14.9% to 13.0%) to Medicare (29.6% to 31.6%) and managed care (6.2% to 7.5%). The 18 in-patient facilities acquired by the Company in February 1996 contributed $33.5 million of net operating revenue during Six Months 1996. On a same store basis, the average increase in reimbursement rates per patient day was 7.2% and was primarily due to providing services to higher acuity patients.

     Net operating revenue from home healthcare operations grew $3.1 million to $17.5 million, or 21.5%, in Six Months 1996 over Six Months 1995, primarily reflecting an increase in patient visits to 145,284 in Six Months 1996 from 128,031 in Six Months 1995 and an increase in treatment hours to 215,049 in Six Months 1996 from 168,741 in Six Months 1995. Net operating revenue from pharmacy operations to non-affiliates increased $6.8 million or 207.4% in Six Months 1996 over Six Months 1995, primarily due to the acquisition of Assist-A-Care in January 1996 and Executive Pharmacy in February 1996 (collectively, the "Pharmacy Acquisitions"). Net operating revenue from the Pharmacy Acquisitions for Six Months 1996 was $5.6 million. Net operating revenue from contract rehabilitation therapy operations to non-affiliates was $16.8 million in Six Months 1996 and was a result of the purchase of SCRS in July 1995. The Company had no net operating revenue from contract rehabilitation therapy operations in Six Months 1995.

COSTS AND EXPENSES

    Total costs and expenses for Six Months 1996 increased $68.1 million, or 36%, to $257.6 million (96.3% of net operating revenue) from $189.5 million (96.0% of net operating revenue) for Six Months 1995.

    Operating expenses as a percentage of net operating revenue increased to 81.7% for Six Months 1996, from 81.0% for Six Months 1995. The increase resulted from the incurrence of increased labor costs in the in-patient operations while reimbursement rates per patient day for room and board charges remained relatively flat for the Medi-Cal and Medicare systems. In addition, the home health agency participating in the Medicare Prospective Pay System pilot project beginning in 1996 did not adequately reduce costs at the outset of this program.

    Corporate general and administrative expense is the corporate overhead and regional costs related to the supervision of operations. This expense decreased as a percentage of net operating revenue to 4.4% for Six Months 1996 from 4.9% in Six Months 1995. The decrease as a percentage of revenues is attributed to achieving economies of scale through acquisition and same store growth.

    Rent expense as a percentage of net operating revenue increased to 4.4% in Six Months 1996 from 4.2% in Six Months 1995 primarily due to the 1996 Acquisitions.

    Depreciation and amortization expense as a percentage of net operating revenue increased to 2.7% in Six Months 1996 from 2.3% in Six Months 1995 primarily due to goodwill amortization related to the purchase of SCRS in July 1995 and the 1996 Acquisitions.

    Interest expense as a percentage of net operating revenue increased to 3.1% in Six Months 1996 from 2.0% in Six Months 1995 primarily due to the Company issuing the Senior Subordinated Notes in October 1995 partially offset by the repayment of the Senior Secured Notes in that month.

    Pursuant to the settlement of a class action lawsuit, the Company recorded a charge of $3.1 million in Six Months 1995. The amount represents the Company's portion of the settlement, together with related legal fees and other costs.

LIQUIDITY AND CAPITAL RESOURCES

    Working capital at June 30, 1996 decreased $58.3 million to $61.0 million (including cash and cash equivalents of $66.9 million) from $119.3 million (including cash and cash equivalents of $104.2 million) at December 31, 1995. The decrease was primarily attributable to funding the purchase of the 1996 Acquisitions. During the Six Months 1996, the Company's receivables increased approximately $24 million primarily related to the 1996 Acquisitions. A portion of the increase in receivables is due to delays in securing state and federal provider numbers for certain of the 18 healthcare facilities acquired in the 1996 Acquisitions. Management anticipates the collections related to the delay will occur in the third and fourth quarter 1996. In addition, the Company established a revocable workers' compensation claims payment trust to pre-fund its workers' compensation obligations which was funded in March 1996 with approximately $10.6 million from available cash. (See Note 4 to the Consolidated Financial Statements).

    The Company's major requirements for liquidity relate to funding working capital, capital improvements and debt service obligations. The Company must also provide funding to cover potential delays, temporary cessations or interruptions in payments by third-party payors due to political or budgetary constraints. Management believes that these liquidity needs can be met from available cash, internally generated funds and existing borrowing capacity under a revolving credit loan agreement ("Credit Agreement") with NationsBank of Texas, N.A. as agent for a group of banks (discussed below).

    The Company's healthcare facilities require capital improvements for renovations and improvements in physical appearance. Future capital improvements may be required as a result of routine regulatory inspections. In addition, the Company is and will continue to invest in improving its information systems. The Company's capital expenditures for the six months ended June 30, 1996 and 1995 were approximately $5.6 million and $7.8 million, respectively. These capital expenditures have been financed through a combination of internally generated funds and debt. The Company expects to spend approximately an aggregate of $13.0 million for capital expenditures during 1996 to be financed through leases, borrowings under the Credit Agreement and funds generated from operations.

    The Company has financed its acquisitions from a combination of borrowings and funds generated by operations. The Company expects to finance future acquisitions from a combination of existing cash, the Credit Agreement, and alternative sources such as real estate investment trusts. Depending on the numbers, size and timing of any such transactions, the Company may in the future require additional financing in order to continue to make acquisitions.

    Periodically, the Company has funded temporary delays in reimbursement from third-party payors. For example, in July 1995, the State of California, due to budgetary constraints, delayed payment of significant amounts owed to healthcare providers under the Medi-Cal program. In 1992, the State of California reimbursed providers with registered warrants, which some banks temporarily refused to redeem at face value. The Company has been able to mitigate the effects of such payment delays by monitoring the related activities of the California legislature, expediting billings through its direct access electronic billing arrangement, and obtaining the agreement of creditors to extend the due date for payables. The Company has not recently experienced any material adverse effects on its liquidity as a result of such delays. There can be no assurance, however, that the Company will be able to mitigate the effects of any future funding delays by the State of California or other third-party payors.

    In April and May 1996, the Company purchased 555,000 shares of Company common stock at an average price of $9.16 per share. The transaction, accounted for using the cost method, reduced stockholders' equity by $5.1 million.

    On June 28, 1996 the Company issued 12 1/4% Subordinated Notes (the "Subordinated Notes") in an aggregate amount of $50 million. Interest on the Notes will be payable semi-annually on January 15 and July 15 of each year, commencing January 15, 1997. The Notes will mature on July 15, 2003, unless previously redeemed. Net proceeds received by the Company totaled approximately $48.4 million and funded the redemption of the Company's outstanding 6 1/2% Convertible Subordinated Debentures due 2003 on July 29, 1996.

    On December 28, 1995 the Company entered into the Credit Agreement, which provides up to $50,000,000 in a revolving line of credit and letters of credit. As of July 31, 1996, no borrowings have been drawn on the Credit Agreement and approximately $9,000,000 of standby letters of credit have been issued in connection with the Company's self-insured workers' compensation programs.

SEASONALITY

    The Company's income from operations before fixed charges generally fluctuates from quarter to quarter. The fluctuation is related to several factors: the timing of Medicaid rate increases, seasonal census cycles, and the number of calendar days in a given quarter. As a result, the Company's income from operations before fixed charges tends to be higher in its third and fourth quarters when compared to the first and second quarters.

IMPACT OF INFLATION

    The healthcare industry is labor intensive. Wages and other labor costs are especially sensitive to inflation. Increases in wages and other labor costs as a result of inflation, or increases in federal or state minimum wages without a corresponding increase in Medicare and Medicaid reimbursement rates, could adversely impact the Company.

REIMBURSEMENT

    The majority of the Company's net operating revenue is derived from services provided under the Medicare and Medicaid programs. Numerous proposals relating to healthcare reform have been or may be introduced in the United States Congress, state legislatures or by governmental agencies who regulate the Medicare and Medicaid programs. It is uncertain what reform will ultimately be enacted by the federal government, any state government or governmental agencies and therefore, the Company cannot predict at this time the impact on the Company of any proposed reforms.

    As discussed above, the Company provides contract rehabilitation and pharmacy services to both Regency operated and non-affiliated facilities. Under current Medicare regulations, reimbursement for these services provided to Medicare eligible patients in Regency facilities is based upon the related entity's cost to provide the services unless a significant portion of the related entity's revenues is derived from non-affiliated facilities. If a significant portion of the related entity's revenues is derived from non-affiliated facilities, Medicare will reimburse the facility's cost, which includes a profit paid to the related entity. During 1995 and prior years, the Company was reimbursed by Medicare based on its pharmacy operation costs on billings to Regency facilities, as it did not meet the significant portion criteria. After the acquisition of Assist-A-Care Pharmacy and Executive Pharmacy in 1996, the Company believes it meets the "significant portion" criteria and began recording a profit on billings for pharmacy services provided to Medicare eligible patients in Regency facilities. The Company believes it meets the "significant portion" criteria for its contract rehabilitation therapy operations provided by SCRS, and therefore has recorded a profit on billings to Regency facilities since the acquisition of SCRS.

Medicare regulations do not define a "significant portion," therefore, the Company's and Medicare's interpretations could differ, which could result in retroactive adjustments related to the profit on billings to Regency facilities for pharmacy and contract rehabilitation services.

    In the recently enacted federal budget deficit reduction bill, various reimbursement rules and regulations were adopted by the federal government that pertain to the Company. The recently effective changes to regulations promulgated under OBRA, some of which expand the remedies available to enforce regulations mandating minimum healthcare standards, may have an adverse effect on the Company's operations. The Company is unable to predict the particular effect on the Company until the manner in which these regulations is implemented becomes known.

                              PART II. OTHER INFORMATION


ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K.

(a)     Exhibits

        4.11 Indenture, dated as of June 28, 1996, between Regency Health Services, Inc. as Issuer, the Guarantors named therein and U.S. Trust Company of California, N.A., as Trustee.

        4.12 Form 12-1/4% Subordinated Note due 2003 of Regency Health Services, Inc. (included in Exhibit 4.11).

        4.13 Registration Rights Agreement, dated as of June 28, 1996, by and among Regency Health Services, Inc., as Issuer, the Guarantors named therein and Bear, Stearns & Co., Inc. and NationsBanc Capital Markets, Inc., as Initial Purchasers.

(b)     Reports on Form 8-k

        Current Report on Form 8-K/A, dated April 12, 1996, reporting an event dated February 1, 1996 under Items 2 and 7 of Form 8-K, and filing the following audited financial statements of Liberty Healthcare Limited Partnership: (i) balance sheets as of September 30, 1994 and 1995, (ii) statements of partners' capital for the years ended September 30, 1994 and 1995, (iii) statements of income for the years ended September 30, 1994 and 1995, and (iv) statements of cash flows for the years ended September 30, 1994 and 1995.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



REGENCY HEALTH SERVICES, INC.



By:     /s/ BRUCE D BROUSSARD
        _____________________________________________________
        Bruce D. Broussard
        Executive Vice President and Chief Financial Officer



Date:   August 14, 1996